Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446-04

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$500,000,000 4.50% FIRST MORTGAGE BONDS, SERIES DUE JUNE 1, 2052

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 2, 2022
Settlement Date:	May 9, 2022 (T+5)
Principal Amount:	$500,000,000
Maturity Date:	June 1, 2052
Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2022
Reference Benchmark Treasury:	1.875% due November 15, 2051
Benchmark Treasury Price:	77-00
Benchmark Treasury Yield:	3.064%
Spread to Benchmark Treasury:	+148 bps
Yield to Maturity:	4.544%
Coupon:	4.50%
Price to the Public:	99.279% of the principal amount
Net Proceeds to Issuer:	$492,020,000 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to December 1, 2051 (the par call date), T+25 bps (calculated to the par call date)
Par Call:	On or after December 1, 2051, at par
CUSIP/ISIN:	665772 CV9 / US665772CV98
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC

Co-Managers:	Fifth Third Securities, Inc. R. Seelaus & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or TD Securities (USA) LLC toll-free at 1-855-495-9846.